ARTICLES OF AMENDMENT TO ARTICLES OF
ORGANIZATION OF MORRIS PUBLISHING GROUP, LLC
(a Georgia limited liability company)

ARTICLE I

The name of the limited liability company is “MORRIS PUBLISHING GROUP, LLC” (the “Company”).

ARTICLE II

The Company’s Articles of Organization were filed on September 6, 2001.

ARTICLE III

The Company’s Articles of Organization are amended in order to add a new Article 2.:

Article 2.

The Company shall not be authorized to issue membership interests or any other class of equity security without voting rights or with limited voting rights.

ARTICLE III

The amendment described above has been duly adopted and approved by the Company’s member and its Board of Directors as of March 1, 2010.

IN WITNESS WHEREOF, these Articles of Amendment have been executed by the undersigned this 1st day of March, 2010.

MORRIS PUBLISHING GROUP, LLC
/s/ William S. Morris IV
By: William S. Morris IV
As its: President